HOGAN & HARTSON
L.L.P.

04036934

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

September 15, 2004

PROCESSED
SEP 17 2004
THOMSON FINANCIAL

SUPPL

RECEIVED
2004 SEP 16 A 11:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

- Announcement to the Market dated August 19, 2004
- Relevant Fact dated August 27, 2004

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 9/16

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

ANNOUNCEMENT TO THE MARKET

CST, BELGO and Sun Coal & Coke Company sign agreement for new coking plant

On August 18 2004, Companhia Siderúrgica de Tubarão (CST), Cia. Siderúrgica Belgo Mineira (Belgo) and Sun Coal & Coke Company (SUN) signed an agreement to constitute a new joint venture, to be named Sun Coqueria Tubarão (SOL), for the purpose of building a new coking plant alongside the Espírito Santo steel maker's production facilities in the municipality of Serra, state of Espírito Santo. The new plant will have capacity to produce 1.55 million tons per year of metallurgical coke, starting in July 2006. Total investment will be US$380 million, generating 180 new jobs.

The joint venture is part of CST's expansion strategy to increase production from the current 5 million tons/year to 7.5 million tons/year of steel slab by 2006. Initially, SOL will be controlled 62% by CST, 37% by Belgo and 1% by Sun Coal & Coke Company.

Construction of the new coking plant will commence shortly. The investment also includes construction of a power generation plant, with installed capacity of 175 MW.

The production process will employ Sun Coal & Coke's heat recovery technology, complying with the USA's strictest EPA (Environmental Protection Agency) standards of environmental control. The principal characteristic of this technology is the combustion of all the coal's volatile elements in the coking ovens. The hot gases resulting from combustion will be used for co-generation of electricity.

The new coking plant has already been licensed by the Espírito Santo State Institute for the Environment and Water Resources (IEMA), as part of CST's overall expansion program, and will feature modern environmental equipment, such as a water recycling system that re-uses 100% of fresh water, sleeve filters, de-sulfurization of spent gases and forestation encircling the whole plant.

CST, a world leader in high-quality semi-finished steel products, is located in the municipalities of Vitória and Serra in the state of Espírito Santo, Brazil, and produces 5 million tons/year of steel slab, of which it processes 2 million tons/year into hot rolled coils.

Belgo is headquartered in Belo Horizonte, state of Minas Gerais, and the consolidated production of its operating companies in Brazil and Argentina makes it one of the largest producers of long steel products in Latin America, with installed capacity of 5 million tons/year of long steel products and 1.5 million tons/year of wire products.

Sun Coal & Coke Company is a US company with more than 40 years of existence, currently producing 1.8 million tons/year of metallurgical coke from two plants and having a third plant with a capacity of 1.0 million tons/year under construction.

Vitória, August 19, 2004

Marcos Piana de Faria
Financial and Investor
Relations Director
Belgo

Leonardo Dutra de Moraes Horta
Administrative and Financial,
and Investor Relations Director
CST

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
A PUBLICLY-TRADED COMPANY
Corporate Taxpayer's Nr. 24.315.012/0001-73

RELEVANT FACT

We hereby communicate that procedures have started, at the Luxembourg Stock Exchange, towards cancelling the secondary registration of Company shares traded in that Exchange. Company shares continue their normal trading in BOVESPA – São Paulo Stock Exchange, with no break in continuity.

Belo Horizonte, August 27, 2004

Marcos Piana de Faria
Director of Finances and Investor Relations